Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

September 30, 2016

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

    Separate Account VA B

    Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-186031)

    Transamerica Financial Life Insurance Company

    Separate Account VA BNY

    Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-186035)

Dear Mr. Cowan:

Post-Effective Amendments No. 7 for the above referenced Form N-4 registration statements (“Amendment(s)”) were filed with the Securities and Exchange Commission by Transamerica Life Insurance Company and Transamerica Financial Life Insurance Company (“Transamerica”) on September 30, 2016. The accession numbers are 0001193125-16-727369 for Separate Account VA B and 0001193125-16-727375 for Separate Account VA BNY.

Enclosed please find a courtesy copy of the Amendments.

The Amendments are being filed for the following changes to the products:

1.	Lowering of the Mortality and Expense Risk Fee.
2.	Changing the range of fund facilitation fees to 0.20% - 0.60%, which will result in certain subaccounts experiencing higher fees and others experiencing lower fees, as noted in the supplement.

Except for the changes described above, the disclosure in the Registration Statements are the same as the disclosure in the currently effective Registration Statements previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, Transamerica respectfully requests selective review of the changes noted in the items listed above contained in the Registration Statements.

If you have any comments or questions regarding the filing, please call Julie Collett at (720) 482-8828, or Alison Ryan at
(213) 742-5216, with any comments or questions.

Sincerely,

Julie Collett

Senior Counsel